

October 25, 2013

Via E-mail
Leigh Ginter
Chief Financial Officer
Norcraft Companies, Inc.
3020 Denmark Avenue, Suite 100
Eagan, MN 55121

> **Re:** **Norcraft Companies, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 24, 2013**
> **File No. 333-191607**

Dear Mr. Ginter:

     We have reviewed your amended registration statement and your responses to the comments in our letter dated October 23, 2013 and have the following additional comments.

Prior comment 2

In regard to your response to prior comment 2, please address the following:

- We note your response regarding the treatment of the accretion related to the units subject to a put request in the pro forma financial statements; however, our prior comment was meant to relate to the pro forma C corporation data on pages 16, F-4 and F-26. Please advise or revise.
- We note your inclusion of a critical accounting policy related to "Members' Equity Subject to Put Request" on page 57; however, due to the fact that "Monitoring Impairment in 2013" actually relates to the preceding critical accounting policy, it appears to us that the monitoring disclosures should follow that policy. Also, in light of the updated financial statements now presented, it appears to us these disclosures should be updated to indicate if you performed an impairment test prior to the fourth quarter of 2013.

     You may contact Mindy Hooker, Staff Accountant at (202) 551-3732 or Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: <u>Via E-mail</u>
       Carl P. Marcellino, Ropes & Gray LLP